Exhibit 99.1

ImmunoPrecise Antibodies Announces Results from a Comprehensive Screening of 27 Proprietary Anti-SARS-CoV-2 Therapeutic Antibodies

The Screening Addresses Potential Approaches to Treating Emerging and Future Variants of SARS-CoV-2 Through Multi-Antibody Combination Therapy

VICTORIA, British Columbia--(BUSINESS WIRE)--March 16, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the "Company" or "IPA") (NASDAQ: IPA) (TSX VENTURE: IPA) a leader in full-service, therapeutic antibody discovery and development, today has confirmed the results of an additional PolyTope™ antibody interaction analysis against SARS-CoV-2 spike protein variants of concern.

Twenty-seven extensively characterized, proprietary, lead candidate antibodies have been generated and analyzed by ImmunoPrecise in its preclinical studies to reveal full interaction profiles against seventeen different SARS-CoV-2 variants. Results of the screening also indicate that identified antibodies retain the ability to bind to emerging SARS-CoV-2 variants including U.K. (B.1.1.7 lineage), S. African (B.1.351 lineage) and Brazilian (P.1 lineage) strains.

Jennifer Bath, President and CEO commented, “While single and dual antibody therapies enabled a faster path to the clinic initially; these therapies do not directly address long-term protection against the virus’s inevitable escape via its prolific ability to mutate — which we believe will ultimately be necessary to eradicate the threat of SARS-CoV-2 to human health.”

Researchers studying SARS-CoV-2, the virus that causes COVID-19, have indicated that global variants are more transmissible than the original strain. As such, there has been an increasing focus in multi-antibody cocktail therapies. Currently, there are no multi-antibody therapies containing three or more antibodies in human clinical trials, despite the fact that a multi-antibody approach is widely believed to be the most promising path to containing SARS-CoV-2 variants.

The PolyTope platform developed by the Company has produced a diverse library of therapeutic antibody preclinical candidates which, when combined into a multi-antibody cocktail therapy, may assist in reaching the goal to effectively prevent mutational escape, unlock synergistic effects and improve efficacy and reduction in dosage requirements of future potential treatments.

About IPA’s PolyTope Platform.

IPA’s SARS-CoV-2 PolyTope monoclonal therapies are designed to protect against mutagenic escape with an emphasis on efficacy for every patient, variant, and strain of SARS-CoV-2. They are created with the goal of sustainable efficacy in the face of an evolving virus, combining extensively characterized, potently neutralizing, synergistic antibodies exhibiting richly diverse epitope coverage.

About ImmunoPrecise Antibodies Ltd.

IPA is an innovation-driven, technology platform company that supports its pharmaceutical and biotechnology company partners in their quest to discover and develop novel, therapeutic antibodies against all classes of disease targets. The Company aims to transform the conventional, multi-vendor, product development model by bringing innovative and high-throughput, data-driven technologies to its partners, incorporating the advantages of diverse antibody repertoires with the Company’s therapeutic antibody discovery suite of technologies, to exploit antibodies of broad epitope coverage, multiple antibody formats, valency and size, and to discover antibodies against multiple/rare epitopes. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential of IPA’s PolyTope monoclonal antibodies including TATX-03, to provide anti-viral effects against SARS-CoV-2/COVID-19 disease or any variant of the virus (including the U.K. (B.1.1.7 lineage), S. African (B.1.351 lineage) and Brazilian (P.1 lineage) strains) as either a prophylactic (preventative) or treatment, or to retain efficacy over time, or to have antibodies available to add to its PolyTope antibody cocktail to respond to new virus variants. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in developing its PolyTope antibody cocktail or other vaccines or therapeutics against COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and may not be successful in partnering or commercializing its products related to COVID-19, the scope of coverage and applicability of the Company’s intellectual property rights to its PolyTope antibody cocktails, as well as those risks discussed in the Company’s Annual Information Form dated November 16, 2020 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated December 28, 2020 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

SOURCE ImmunoPrecise Antibodies

Contacts

For investor information please contact: Frédéric Chabot, Phone: 1-438-863-7071, Email: fchabot@immunoprecise.com